September 17, 2025

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1345 Avenue of the Americas
11th Floor
New York, NY 10105

       Re: Cartica Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed September 4, 2025
           File No. 001-41198
Dear Suresh Guduru:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Megan Bumb, Esq.